Exhibit 99.2

May 18, 2020 2020 First Quarter Results Ended March 31, 2020 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the uncertainty of the duration, extent and effects of the COVID-19 pandemic and the response of governments, including government-mandated property closures and travel restrictions, and other third parties on the Company’s business, results of operations, cash flows, liquidity and development prospects and the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2019 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2020 are calculated using the same foreign exchange rates as the corresponding 2019 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Trademark Language The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors. 2

Marco Sala, CEO Strategic Update 1 Max Chiara, CFO Q1’20 Results 2 Q&A 3 3 Agenda

Our Thoughts Are with All Those Affected by COVID-19 4

Q1’20: After a Strong Start, COVID-19 Led to a Rapid Shift in Focus 5 Protect Employees Ensure Business Continuity Cost-Saving Initiatives Liquidity/Cash Preservation Engage with Customers Communicate local government guidelines to ensure safety Workforce management Regular employee communications Build contingency operational plans for all geographies and businesses Stabilize supply chain Proactive increase in engagement Service levels maintained across the board during the lockdown period Aggressive, short-term actions given lower demand trends Medium-term plans for structural cost-saving opportunities Cancel or delay all non-essential capital expenditures Achieved increased flexibility with recent bank amendment Enhanced working capital controls to accelerate/preserve cash conversion IGT COVID-19 Crisis Management Workstreams Scenario Planning Integrate customer feedback Collect input from cross-functional leaders throughout organization Assess macro scenarios by market

Three Phases Impacting IGT’s Main Markets 6 Protect people’s health and safety Stay-at-home mandates Manage the business in lockdown Outbreak/Health Emergency Execute gradual, staggered re-opening of business activity Social distancing measures Focus on prudent scaling of costs Containment/Gradual Re-Opening Ramp up delivery of innovative products/services under new protocols Maintain flexibility in face of intermittent shutdowns and potential new wave of contagion Anticipate shifts in customer/player behavior Recovery/“New Normal” Market Barometer/Phases of Pandemic 44% 36% 20% FY 2019 Regional Revenue Mix U.S. Italy ROW 43% 48% 9% FY 2019 Product Revenue Mix Lottery Gaming Other

We Took Immediate Action with Clear Priorities & Robust Continuity Plans 7 Created a cross-functional, global COVID-19 crisis management team Employee safety top of mind on each initiative Work-from-home implemented worldwide by mid-March Customer service levels have all been maintained Temporary company-wide salary reductions (including incentive compensation), furloughs, hiring freeze Reduction of discretionary expenses (marketing, travel, outside services) Re-prioritized CapEx and R&D based on return/payback metrics Structural cost assessment with a zero-based approach Re-affirmed cash flow generation and cash preservation as top financial priorities Secured solid liquidity position and flexibility for financial covenants to manage the COVID-19 pandemic Strong support from RCF and term loan banking group People Cost Initiatives Liquidity All actions focused on maintaining flexibility to manage uncertainty and prepare for “new normal”

Latest Market Insights & Implications for IGT: Gaming 8 Full global casino & gaming hall lockdown for most of Q2; re-opening no earlier than late Q2/early Q3 Social distancing the new norm Macro impact on discretionary spending and player behavior not known Destination markets likely slower to recover Operators significantly reducing CapEx and operating expenses Market Insights Implications for IGT Machines not generating recurring service revenue while casinos are closed Product sales impacted by lower capital spending Slot GGR an important barometer to gauge business trends Safety measures will limit pace of recovery Destination markets are ~15% of North America Gaming & Interactive revenue

Latest Market Insights & Implications for IGT: Lottery 9 Stay-at-home restrictions leading to reduced traffic to POS Shutdown of certain games in some markets (Italy, Spain) Market Insights Implications for IGT Significant impact on Italy lottery wagers; trends vary greatly in ROW Italy Lotto games (10eLotto, core games, MillionDay) entirely suspended during April Macro impact on discretionary spending and player behavior not known Lotteries have historically been highly resilient to macro shocks Italy and U.S. lottery wagers held up during the global financial crisis 5% CAGR 5% CAGR Sources: AAMS, La Fleur’s

Where We Stand Today 10 Legend (% Y/Y) (51%) – (100%) (21%) – (50%) (20%) – 0% The near-term outlook for IGT’s main markets remains depressed Management is focused on a thorough, zero-based cost assessment to identify structural and contingent cost reductions, re-prioritization of capital investment initiatives, and disciplined working capital management Q2’20 Market Activity Profile International North America Gaming North America Lottery Italy H2’20 Market Activity Profile

Assessing the Future 11 Reducing near-term cash costs to reflect customer demand trends; aiming for longer-term cost-transformation initiatives Opportunity to leverage key areas of investment (digital, systems, electronic table games) and market leadership as customers seek innovative solutions for the “new normal” Targeting ~$500 million for FY 2020 OpEx/CapEx reductions vs. original 2020 plan Digital revenue growth significantly stronger than the pre-COVID-19 pace; growing interest in cashless solutions Q2’20 likely the most stressed period for revenue, operating income, and cash flow Withdrawing prior 2020 operating income outlook due to COVID-19 uncertainty

IGT’s Fitness to Compete is Stronger in the Recovery 12 Adapting quickly while positioning to win in the post-COVID-19 environment Near-term cost actions reflect current market demand trends Structural cost initiatives/efficiencies improve competitiveness in post-COVID-19 world Leverage investment in innovation to provide compelling solutions for the “new normal” Solid balance sheet foundation; cash generation is top financial priority Secured liquidity and flexibility for financial covenants to manage COVID-19 pandemic Debt maturity profile well-spread among different tenors, providing strong liquidity buffer Average maturity of debt is ~4 years Large, diversified revenue base; high barriers to entry in Lottery Geographic and product diversity help to minimize volatility Operate the world’s largest instants game (Italy) and Italy’s draw-based lottery for 25+ years Maintain/extend long-term supply contracts with many of the world’s largest lotteries Highly experienced and motivated management team To swiftly execute action plan during pandemic period

First Quarter 2020 Results 13

-18% Operating Income (Loss) Diluted EPS/ Adj. Diluted EPS Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.14 in Q1’19; 1.10 in Q1’20 $ M Revenue 14 Adjusted EBITDA Q1’20 Financial Highlights -211% -26% Includes $296M non-cash, goodwill impairment charge Q1’19 Q1’20

Revenue Key Performance Indicators Service revenue impacted by casino closures and multi-year poker contract in PY Product sales reflects lower unit shipments, partly offset by benefit of multi-year strategic agreement; systems revenue flat on Advantage install at Isleta Resort & Casino Operating income down on casino closures, partly offset by lower operating costs $ M except where noted otherwise 15 Q1’20 North America Gaming & Interactive Highlights -18% % Change % Change at Q1'19 Q1'20 as Reported Constant FX Revenue 240 196 -18% -18% Operating income 49 27 -45% -49% Machine Units Shipped Q1'19 Q1'20 New & expansion 1,482 36 Replacement 2,544 2,036 Total 4,026 2,072 Casino Installed Base Q1'19 Q2'19 (1) Q3'19 (1) Q4'19 Q1'20 Installed base (units) 22,713 21,073 21,071 20,493 18,676 L/T lease installed base (units) (2) 917 Total 22,713 21,073 21,071 20,493 19,593 (1) 2,076 and 147 unit reductions in Q2 '19 and Q3 '19, respectively, per OK strategic agreement (2) Yield calculations should exclude these units due to accounting treatment as sales-type leases

Revenue Key Performance Indicators $ M except where noted otherwise 16 Mobility restrictions due to COVID-19 affected lottery sales in March LMA reflects lower jackpot activity over last three quarters and reduced play levels for all games due to COVID-19 1.6% same-store revenue growth for instant ticket & draw games, including 6.7% increase in Jan-Feb period Gaming service revenue reflects VLT venue closures in mid-March Operating income down on LMA dynamics and VLT venue closures, partly offset by lower operating costs Q1’20 North America Lottery Highlights -15% % Change % Change at Q1'19 Q1'20 as Reported Constant FX Revenue 296 251 -15% -15% Operating income 76 44 -41% -41% Same-store revenue growth Q1'19 Q1'20 Instant ticket & draw games 5.2% 1.6% Multistate jackpots -9.3% -33.2% Total SSR growth 2.8% -3.0% Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 VLT installed base (units) 14,799 14,215 14,294 13,553 13,559

Revenue Key Performance Indicators $ M except where noted otherwise 17 Product sales reflects software license revenue as part of Czech Republic long-term lottery contract extension and Italy AWP upgrades, partially offset by lower unit shipments of gaming machines Gaming service revenue down on casino closures; lottery service lower on mobility restrictions Other revenue reflects sale of Poland commercial services business in prior period Operating income more than doubles on high-margin software license and lower operating costs despite early COVID-19 impacts from mid-March Q1’20 International Highlights -5% % Change % Change at Q1'19 Q1'20 as Reported Constant FX Revenue 172 164 -5% -1% Operating income 14 28 107% 121% Machine Units Shipped Q1'19 Q1'20 New & expansion 382 83 Replacement 2,593 1,525 Total 2,975 1,608 Same-store revenue growth Q1'19 Q1'20 Instant ticket & draw games 3.4% -3.8% Multistate jackpots 8.2% -15.7% Total SSR growth 3.7% -4.6% Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Installed base (units) 15,085 14,475 14,332 14,857 14,763

Revenue Key Performance Indicators $ M except where noted otherwise 18 Lottery wager trends reflect strict COVID-19 mobility restrictions Machine gaming affected by closure of gaming halls, higher taxes, and impact of age-verification readers; Interactive wagers rose 20% Sports Betting & Other up on increased commercial services activity Operating income primarily reflects COVID-19 restrictions, partly offset by lower operating costs Q1’20 Italy Highlights -25% % Change % Change at Q1'19 Q1'20 as Reported Constant FX Revenue 437 329 -25% -22% Operating income 147 85 -42% -39% €M Q1'19 Q1'20 % Growth Lotto wagers 2,142 1,713 -20.0% 10eLotto 1,544 1,189 -23.0% Core 501 420 -16.2% Late numbers 47 61 29.9% MillionDAY 50 44 -12.5% S&W wagers 2,386 1,908 -20.0% Gaming wagers VLT - operator (B2C) 1,503 745 -50.5% AWP 939 686 -27.0% Interactive 489 589 20.4% Sports betting wagers 274 218 -20.5% Sports betting payout 83.3% 79.2% -4.1 pp

Swift Actions Deliver $500M in 2020 Cost Savings/Avoidance


2020 Average Monthly Fixed/Discretionary Costs(1)
20%+ reduction
Pre-COVID Run Rate
~$235M
CapEx Actions
• Over one-third reduction from original Q2-Q4 maintenance CapEx plan
• Cuts deepest for Gaming activities
• Lottery CapEx mostly contractual
Operating Expense Actions
• ~20% reduction in fixed/ discretionary costs
• Temporary, company-wide salary reductions and cancellation of 2020 salary increases and incentive comp.
• Furloughs, hiring freeze
• Reduction of marketing, travel, outside services expenses
~$185M
Mar-Dec 2020 Run Rate
2019
2020 Run Rate
Maintenance CapEx
Fixed Operating Expenses1

(1) Excludes variable costs; operating expenses include fixed costs, discretionary costs, incentive compensation, and interest payments on debt

19

$ M except where noted otherwise 20 $212 million in net debt reduction since 12/31/19 as reported; $111 million at constant currency Leverage (net debt/LTM EBITDA) of 4.47x compared to 4.31x at 12/31/19 and 4.49x at 3/31/19 Net Debt and Leverage Profile Net Debt/LTM EBITDA 4.49x 4.31x 4.47x $157 net cash provided by operating activities 7,714 7,382 (309) 177 11 (36) 99 41 14 (108) 7,271 (101) 7,170 3/31/19 @ 1.12 12/31/19 @ 1.12 Adjusted EBITDA Interest Exp. - Net Income Taxes Other Cash from Ops. CapEx Dividends Paid Minorities Other (Net) Before FX FX 3/31/20 @ 1.10

Ample Liquidity, No Significant Near-Term Maturities 21 $1.5 billion in cash as of 3/31/20; total available liquidity is $2.2 billion $992 million drawn on revolving credit facilities; $743 million in additional borrowing capacity Working capital initiatives focused on A/R collections and inventory/payable optimization; receivables/payables trend targeted to stay in balance for full year $8.6 billion in gross debt as of 3/31/20; average maturity of debt is ~4 years 140 351 1,851 1,584 1,539 1,100 822 750 548 743 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 Debt Maturity Profile at March 31, 2020 Undrawn RCF Debt $1,458 $743 Total Liquidity ($M) Unrestricted Cash Undrawn RCF

Successfully Amended Bank Loan Facilities 22 Obtained a sound degree of flexibility to allow the Company to operate safely during the heights of the pandemic Financial covenant restructuring Leverage ratio and interest coverage ratio do not apply through Q2’21 Minimum liquidity covenant introduced during covenant holiday Financial covenants return in Q3’21 with a re-profile through the end of life of the facilities Dividends, share repurchases prohibited during covenant holiday Amendment achieved demonstrates strong support of the RCF and term loan banking groups

Key Takeaways 23 Resilient business model Large, geo-diversified revenue base Lotteries, Italy historically acyclical Strong liquidity position $2.2 billion in total availability Strict working capital discipline Balanced capital allocation philosophy Protecting credit rating a key focus Returning capital to shareholders an important medium-term objective Positioned to navigate new normal $500 million in 2020 cost savings Innovative digital, systems, hardware solutions

Q & A 24

Appendix 25

$ M except where noted otherwise 26 Q1’20 Income Statement (As Reported) Income Statement Q1'20 Q1'19 % Change Service revenue 783 991 -21% Product sales 157 154 2% Total Revenue 940 1,145 -18% Adjusted EBITDA 309 417 -26% Operating (Loss) Income (197) 178 -212% Interest expense, net (101) (103) Foreign exchange 70 59 Other (3) (1) Financial Charges, Net (34) (45) (Loss) Income Before Tax (231) 133 Net (Loss) Income (234) 80 Net (Loss) Income - Owners (248) 40 Diluted EPS (1.21) 0.20

$ M except where noted otherwise 27 Q1’20 Cash Flow Statement $157 million in operating cash flow $58 million of free cash flow $1,098 million in net debt proceeds $432 million redemption of 4.75% senior secured Euro notes at maturity $41 million returned to shareholders Cash Flow Q1'20 Net Cash Flows from Operating Activities 157 CapEx (99) Free Cash Flow 58 Debt Proceeds/(Repayment), Net 666 Other - Net 9 Other Investing/Financing Activities 675 Net Cash Flow 733 Effect of Exchange Rates/Other (9) Net Change in Cash and Restricted Cash 724 Cash and Restricted Cash at End of the Period 1,618

$ M except where noted otherwise 28 Q1’20 Reconciliation of Non-GAAP Measures As Reported Q1'20 Q1'19 Net income (loss) (234) 80 Provision for income taxes 3 53 Interest expense, net 101 103 Foreign exchange loss (gain), net (70) (58) Other non-operating expense, net 3 - Operating income (197) 178 Goodwill impairment 296 - Depreciation 98 106 Amortization - purchase accounting 47 48 Amortization - non-purchase accounting (a) 74 72 Stock-based compensation expense (13) 10 Other (b) 4 3 Adjusted EBITDA 309 417 Cash flows from operating activities 157 146 Capital expenditures (100) (119) Free Cash Flow 57 27 (a) Includes amortization of upfront license fees (b) Includes non-goodwill impairment charges, restructuring expense, and transaction-related costs